

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Carlos Pedro Aguilar Mendez
Chief Financial Officer
Grupo TMM, S.A.B.
Avenida de la Cuspida, No. 4755
Colonia Parques del Pedregal
14010 Mexico City, D.F., Mexico

> **Re:** **Grupo TMM, S.A.B.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 333-14194**

Dear Mr. Mendez:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 39
Liquidity and Capital Resources

1. We note that Grupo TMM is primarily a holding company and relies on its income distributed from its subsidiaries for funds necessary to service its indebtedness. We also note that Mexican Law prohibits the distribution of profits by subsidiaries until all losses in prior fiscal years have been offset. In light of the net loss incurred in 2009 and in the first three quarters of 2010, please provide a discussion in the Liquidity section explaining this restriction and management's plan to remain current in its debt repayments.

2. Please provide a more robust discussion in MD&A explaining how foreign currency risk is managed.

Critical Accounting Policies, page 48

3. This section should include the identification of the accounting estimates reflected in your financial statements that require assumptions on uncertain items and whose changes could materially impact the company's financial condition or changes in operations. In this regard, in light of the recent losses and the significance of the vessel balance to total assets, please disclose the methodology and assumptions underlying the estimates used in evaluating long term assets for impairment.

Business Plan, page 53
Our Ability to Continue as a Going Concern

4. We note that you significantly expanded your fleet of vessels in 2008 and that part of your business plan to improve your results included these purchases. Despite the increase in vessels, and thus the inherent ability to generate more revenue, total revenue decreased from 2008 to 2009. A discussion of management's assessment of this outcome, including vessel utilization, may be helpful for investors to understand your business plan.

Note 26. Commitments and Contingencies, page F-39

5. Please tell us and disclose whether any amounts have been accrued for the legal claims outstanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding

comments on the financial statements and related matters. Please contact me at 202-551-3380
with any other questions.

Sincerely,

Lyn Shenk
Branch Chief